Exhibit 12

Boise Cascade Holdings, L.L.C.
Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2011	2010	2009	2008	2007
	(thousands, except ratios)
Interest costs	$18,987	$21,005	$22,520	$34,313	$96,802
Capitalized interest	—	—	—	122	1,745
Interest factor related to noncapitalized leases	6,210	5,664	5,727	1,785	3,853
Total fixed charges	$25,197	$26,669	$28,247	$36,220	$102,400

Income (loss) before income taxes and cumulative effect of accounting changes	$(46,124)	$(5,801)	$(18,397)	$(287,508)	$135,685
Undistributed (earnings) losses of less than 50% -owned entities, net of distributions	—	(1,889)	(36,690)	219,402	—
Total fixed charges	25,197	26,669	28,247	36,220	102,400
Total earnings (losses) before fixed charges	$(20,927)	$18,979	$(26,840)	$(31,886)	$238,085

Ratio of earnings to fixed charges	(0.83)	0.71	(0.95)	(0.88)	2.33

Excess of fixed charges over earnings before fixed charges	$46,124	$7,690	$55,087	$68,106	$—